SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
                OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2003

                         Commission File Number: 1-14862

                                  Braskem S.A.
               --------------------------------------------------
                    (Exact Name as Specified in its Charter)



                                       N/A
               --------------------------------------------------
                 (Translation of registrant's name into English)



                 Rua Eteno, 1561, Polo Petroquimico de Camacari
                       Camacari, Bahia CEP 42810000 Brazil
               --------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover Form 20-F or Form 40-F. Form 20-F  X          Form 40-F
                                              ---                   ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes           No X
    ----        ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          BRASKEM S.A.

Date:  July 21, 2003

                          By: /s/ Paul Altit
                              ------------------------------------------------
                              Name:   Paul Altit
                              Title:  Director of Finance and Investor Relations

                                  EXHIBIT INDEX


Exhibits      Description of Exhibits

99.1          Announcement of a Material Fact dated July 16, 2003.

99.2          Release dated July 16, 2003

99.3 Braskem S.A. Financial Statements at May 31, 2003 and Report of Independent Auditors

99.4 NI Participacoes Ltda. Appraisal Report of the Net Book Equity as of May 31, 2003

99.5          Protocol and Justification of NI Participacoes Ltda, by Braskem
              S.A.